
11008279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

024-10308

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

Keith Coleman, 8704 South Loomis, Chicago, Illinois 60620

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.